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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                        2003 KIKERK LAKE PROGRAM APPROVED

                           MARCH 7TH, 2003, 9.00AM EST

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to report that its partners in the Kikerk Lake joint venture have approved a $600,000 exploration program for the Kikerk Lake property in the Coronation Gulf region of Nunavut. The program includes ground geophysics and drilling of new targets in the winter, and heavy mineral sampling and conversion of the mineral claims to mining leases in the summer.

The investigation of airborne geophysical anomalies through ground geophysical surveys will commence in early April followed by the drilling of high priority targets identified from this work. Of particular interest are a group of three electromagnetic anomalies with associated indicator mineral anomalies underlying lakes approximately 1,000 metres west of the diamondiferous Potentilla kimberlite.

A number of unexplained indicator mineral and geophysical anomalies remain to be investigated. The summer program will focus on detailed heavy mineral sampling up-ice from these anomalies and the collection of property-scale samples.

Past exploration has demonstrated the potential of the Kikerk Lake property. A
5.83 tonne sample collected from Potentilla returned an estimated diamond content of 22.0 carats per hundred tonnes and yielded a 0.34 carat diamond. A second diamondiferous kimberlite, Stellaria, located 700 m east of Potentilla, is interpreted to be a steeply dipping hypabyssal dyke with an approximate true width of 13 metres. Therefore, the 15 mineral claims that comprise the 15,000 hectare property will be taken to lease.

Exploration on the Kikerk Lake property is governed by an agreement among Caledonia, Ashton Mining of Canada Inc. ("Ashton") and Northern Empire Minerals Ltd. ("Northern Empire"). The current respective interests of the parties are Ashton 52.5 percent, Caledonia 17.5 percent and Northern Empire 30 percent. Ashton has exercised an option to increase its interest to 59.5 percent by carrying Caledonia until the completion of a feasibility study. Northern Empire is participating in the current program.Ashton is the operator of the programs and is responsible for their design and conduct and the verification and quality assurance of analytical results.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. E. HAYDEN                            JAMES JOHNSTONE                         CHRIS HARVEY
Chairman, President and CEO             V-P Operations and COO                  Technical Director
South Africa                            Canada                                  Canada
Tel: (011-27-11) 447-2499               Tel: (1-905) 607-7543                   Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554               Fax: (1-905) 607-9806                   Fax: (1-905) 607-9806
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FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS
ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE
HTTP:/WWW.CALEDONIAMINING.COM